

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2011

Via E-mail
Mr. Rob Krolik
Chief Financial Officer
Yelp! Inc.
706 Mission Street
San Francisco, CA 94103

>   **Re: Yelp! Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 21, 2011**
>   **File No. 333-178030**

Dear Mr. Krolik:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As of December 30, 2011 we have not received the supplemental materials referenced in your response to comment 4 from our letter dated December 14, 2011. Please submit these materials with your next response.

2. We have reviewed your response to comment 6 from our letter dated December 14, 2011 and your revised disclosure. Because removed reviews are not currently available to your users and filtered reviews are only available via a discrete link on a business's page, do not count towards a business's star rating and are filtered because they "may be

offensive, biased, unreliable or otherwise unhelpful," we believe these reviews provide limited value to current and prospective users as compared to reviews readily available on a business's page. In each instance where you cite the more than 22 million reviews submitted, provide disclosure of the approximate number of reviews that have not been removed and are unfiltered as of September 30, 2011 or a date thereafter. We note that you were able to provide an aggregate approximation of the number of filtered reviews and reviews that were removed as of December 20, 2011. In the introductory portion of your prospectus summary make clear the differences between reviews available on a business's page, filtered reviews and removed reviews.

Why Consumers Choose Yelp, page 3

3. We note your response to comment 10 from our letter dated December 14, 2011. Please add disclosure to inform the reader that the pie charts are based upon all contributed reviews and, therefore, include businesses that only received reviews that were filtered or had been removed.

Why Local Businesses Choose Yelp, page 4

4. Please supplement the statement that your advertising solutions "help local businesses reach new customers easily and affordably" by disclosing the range of rates you charge local businesses. We note that your website indicates "Yelp advertising packages typically range from $300 to $1,000 per month, depending on how aggressively [a business] want[s] to attract customers."

5. Per prior comment 16 from our letter dated December 14, 2011, and your response to same, please expand your disclosure to specify by what metric you designate a user to be a frequent user and how many times a month, for example, such a user would have to use your "solutions," in order to be designated as such. Further disclose how, with this information, you increase"[y]our ability to attract users and advertisers and increase the frequency with which they use [y]our website and mobile app." as discussed on page 23. For example, if you provide potential advertisers with information regarding the frequency with which users rely upon your site disclose that fact.

Risk Factors, page 15

6. Per prior comments 17 and 18 from our letter dated December 14, 2011 please address the risks involved with the perception that the utility of your site is limited to restaurant and shopping reviews in a standalone risk factor.

If we fail to generate and maintain sufficient high quality content…, page 17

7. We note deletion of the term "up-to-date." Please revise to specifically address how dated reviews that may be considered of little continued relevance affect the desirability of your services. Disclose whether you phase out dated reviews via filter or otherwise and, if so, describe material risks that stem from that practice.

Our business depends on a strong brand …, page 17

8. We note your response to prior comment 20 from our letter dated December 14, 2011. Disclose the content provided by Community Managers and note that the employee designation is not contained on individual reviews. On a supplemental basis, please provide us with screen shots of the Ambassador badge of each category of Community Manager content, showing how the badge would display on each category, if at all. We note that it appears that the Ambassador designation is not included on individual reviews, but that a user must click through to the contributor's profile to see the employee designation. Disclose how the risk of reduced credibility of reviews may be affected by this Community Manager content and mode of designation.

Our business could suffer if the jurisdictions in which we operate change the way…, page 22

9. We note your responses to comments 25, 26 and 27 from our letter dated December 14, 2011. Please revise to disclose with specificity what information you collect from your users, how you use this information, both internally and for the benefit of advertisers, and whether you distribute user information to outside parties including advertisers. If you do distribute user information to outside parties, disclose what information you disseminate.

10. In addition, describe how the Federal Trade Commission Act applies to your business and how your current business practices comply with its various provisions. Specifically address relevant rules regarding the use of personal information.

Domestic and foreign laws may be interpreted and enforced in ways that impose new obligations…, page 28

11. Revise the disclosure added in response to comment 31 from our letter dated December 14, 2011 to make clear what you mean by the statement "[w]hile the promotional value of a Yelp Deal typically ends one year after the date of purchase, the purchase value of the Yelp Deal does not expire." Specifically address whether your current expiration policy would comply with the Credit Card Act of 2009 and related state law if those laws were held to cover Yelp Deals. Disclose whether you are obligated to refund all or any portion

of the purchase price of a Yelp Deal when the offering merchant is unwilling or unable to perform. If you are so obligated, disclose that you are unable to quantify the total amount of unredeemed Yelp Deals.

<u>Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 49</u>

<u>Overview, page 49</u>

12. In response to comments 39 and 40 from our letter dated December 14, 2011 you removed the statements "[w]e do not expect to be profitable in the near term as we continue to invest in our future growth" and "[w]e anticipate that our operating expenses will increase substantially in the foreseeable future…" Given the materiality of these statements, deletion appears inappropriate. Please revive these statements or explain how circumstances have changed since your initial filing. To the extent that you cannot further clarify the time period during which you expect to remain unprofitable or quantify expected increased operating expenses, disclose the factors which mitigate your ability to do so.

13. Please expand your bullet-point discussion under "Growth," specifying the drivers of the network effect, including, but not limited to, the specific activities and venues in which the Community Manager performs his or her primary responsibilities. For example, please disclose what community events the Community Manager plans and executes and how the Community Manager identifies consumers and contributors with whom to meet and the distinction between consumers and contributors and the business purpose of such meetings. List the types of civic events attended by the Community Manager, where local newsletters promoting local business within the community are published, etc.

<u>Key Metrics, page 53</u>

14. We note your response to comment 41 from our letter dated December 14, 2011. We continue to believe, however, that information regarding churn or renewal in your advertising customer base and the amount of advertising revenues attributable to the various industry groups represented on your site constitute material metrics.

- With regard to renewal of your advertising customer base, we note that your advertising products generally have terms of "three, six or 12 months." We further note that as a result of your revenue recognition policies "a significant portion of the revenue [you] report in each quarter is generated from agreements entered into during previous quarters. Consequently, a decline in new or renewed agreements in any one quarter may not significantly impact [your] revenue in that quarter but will negatively affect [your] revenue in future quarters." Therefore, information regarding renewal or churn rates in conjunction with new sales during a fiscal period provides important information on recent performance that might not otherwise be captured in your financial results.

- With regard to the industry source of advertising revenues, the amended registration statement suggests that a disproportionate number of reviews focus on restaurants and shopping. Disclosure of the revenues attributable to the various industry groups represented on your site allows investors to objectively evaluate the attractiveness of your advertising solutions across industries that may feature fewer reviews. In this regard we note your belief that "Yelp reviews are core to the Yelp experience and a key point of differentiation from competing services."

Please revise to provide the requested metrics.

Results of Operations, page 57

15. The revisions made in response to comment 45 from our letter dated December 14, 2011 do not adequately address the referenced trends. Revise further to describe fully the impact of the Yelp Deals strategy shift. Make clear whether you plan to deemphasize this aspect of your business and if you expect growth attributable to Yelp Deals to slow. In addition, disclose whether you expect continued increases in domestic sales and marketing expenses in addition to the elevated expenses abroad.

Why Consumers Choose Yelp, page 80

16. Due to your stated belief that the length and detail of a typical business review is a significantly more important differentiating factor of your site, you removed the reference to "the average number of reviews per business". We note, however, that the star ratings attached to reviewed businesses appear to constitute an important aspect of your site, the usefulness of which hinges, at least partially, on a critical mass of reviews. We further note your response to comment 37 which suggests that a growing number of relevant perspectives regarding a reviewed business facilitate the network effects cited throughout the prospectus. In accordance with comment 48 from our letter dated December 14, 2011, please revise to disclose the average number of reviews per business. In the alternative, disclose the number of businesses which received reviews as of September 30, 2011.

Platform Expansion, page 85

17. We note your response to comment 49 from our letter dated December 14, 2011, but disagree that the requested discussion would not be useful to investors. Throughout the prospectus, including on pages 7, 37, 51 and here, you underscore the importance of monetizing your mobile platform and highlight the risk of failing to do so. Your mobile app. is currently available and constitutes a significant means through which users access your service. Per prior comment 49, discuss the relevant tradeoffs between user experience and monetizing your mobile app. via advertising and disclose generally if and when you expect to be able to generate meaningful mobile app. based revenues. Please also discuss impediments to attracting advertisers on this platform.

Products, page 88

Local Business, page 88

18. The disclosure added in response to comment 52 from our letter dated December 14, 2011 indicates that you verify an individual's affiliation with a business via an automated telephone verification process. In your response, describe this process in detail and how it ensures accurate verification.

Executive Compensation, page 103

2010 Summary Compensation Table, page 111

19. The salaries disclosed for Messrs. Wilson and Herman conflict with the information provided on page 106. In addition, because Mr. Nachman's bonus was earned during 2009 it does not appear that it should have been reported as fiscal year 2010 compensation. See Regulation S-K Item 402(c)(2)(iv). Please explain.

Consolidated Financial Statements, page F-1

8. Commitments and Contingencies, page F-17

20. We note in your response to comment 58 of our letter dated December 14, 2011 that your fiscal 2010 financial statements were originally issued on November 17, 2011. Please tell us when these financial statements and the related interim period financial statements were available to be issued. In this regard, with respect to each set of financial statements, tell us when they were prepared in a form and format that complies with GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief, at 202-551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail to
        David G. Peinsipp, Esq.
        Cooley LLP